File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑          Form 40-F ☐.

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐          No ☑.

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .]

EXHIBIT INDEX

Exhibit	Title	Page
A.	Financial Statements & Independent Auditor’s Report as of and for year ended December 31, 2004 & 2003	1- 52
B.	Signature	53

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS’ REPORT

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

     We have audited the accompanying balance sheets of Macronix International Co., Ltd. as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Magic Pixel Inc. as of and for the year ended December 31, 2004. In addition, we did not audit Prominent Communications Inc., Magic Pixel Inc. and Biomorphic VLSI. Inc., (an investee company of Macronix (BVI) Co., Ltd., a subsidiary wholly owned by the Company) as of and for the year ended December 31, 2003. As of December 31, 2004 and 2003, the Company’s long-term investments in those companies amounted to NT$95 million and NT$115.6 million, respectively, and the related investment gain (losses) recognized amounted to NT$0.4 million and NT$(47.3) million for the years then ended. The financial statements of those investee companies have been audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to data included for those companies, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Macronix International Co., Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with generally accepted accounting principles in the Republic of China.

Diwan, Ernst & Young
Taipei, Taiwan, R.O.C
February 10, 2005

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
December 31, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

		As of December 31,
ASSETS	Notes	2004	2003
Current assets
Cash and cash equivalents	2, 4(1)	$9,708,408	$9,859,272
Short-term investments (net)	4(2)	—	—
Notes receivable (net)	4(3)	100,008	158,327
Accounts receivable (net)	2,4(4)	1,929,934	2,268,404
Receivables from related parties (net)	2,4(5), 5	453,932	426,987
Other receivables		210,799	205,503
Inventories (net)	2,4(6)	4,772,035	4,026,506
Prepaid expenses		483,591	412,333
Deferred income taxes-current (net)	2,4(22)	—	93,195
Restricted cash — current	6	2,108,219	1,145,709

Total current assets		19,766,926	18,596,236

Long-term equity investments	2, 4(7)	2,553,698	4,133,570

Property, plant and equipment	2, 4(8), 6
Land		598,076	598,076
Buildings and facilities		23,664,591	23,552,912
Production equipment		46,437,875	45,315,031
Transportation equipment		24,299	27,334
Leased equipment		1,754,540	1,750,658
Leasehold improvements		2,419	4,468
Research and development equipment		1,181,918	1,884,938
Office furniture and fixtures		833,052	879,305

Total property, plant and equipment		74,496,770	74,012,722
Less: Accumulated depreciation		(49,347,756)	(42,608,553)
Add: Construction in progress		32,651	—
Prepayments for equipment		2,086,749	415,481

Net property, plant and equipment		27,268,414	31,819,650

Intangible assets	2
Software		146,792	265,647
Deferred charges		770,663	637,268

Total intangible assets		917,455	902,915

Other assets
Refundable deposits		4,972	12,997
Deferred income taxes-non-current (net)	2, 4(22)	1,877,391	1,793,450
Restricted cash — noncurrent	6	—	254,775
Other assets		43,884	92,170

Total other assets		1,926,247	2,153,392

Total assets		$52,432,740	$57,605,763

		As of December 31,
LIABILITIES & SHAREHOLDERS' EQUITY	Notes	2004	2003
Current liabilities
Short-term debts	4(10), 6	$1,042,282	$814,649
Short-term notes	4(11)	99,924	—
Notes payable		—	197,650
Accounts payable		1,620,591	1,737,199
Payables to related parties	5	129,127	201,804
Income taxes payable	2,4(22)	163,966	215,216
Accrued expenses		1,561,573	1,581,226
Payables to equipment suppliers		327,151	541,755
Current portion of debentures	2,4(14), 6	437,093	8,823,438
Current portion of long-term debts	4(12), 6	1,759,376	1,706,859
Current portion of capital lease obligations		303,446	633,444
Other current liabilities	4(11), 6	54,776	68,126

Total current liabilities		7,499,305	16,521,366

Long-term liabilities
Debentures	2,4(14), 6	3,000,000	4,204,106
Long-term debts	4(12), 6	7,313,038	7,124,674
Capital lease obligations	4(13), 6	—	325,073

Total long-term liabilities		10,313,038	11,653,853

Other liabilities
Accrued pension cost	2,4(23)	275,375	182,867
Refundable deposits-in		349	143

Total other liabilities		275,724	183,010

Total liabilities		18,088,067	28,358,229

Shareholders’ equity
Capital	4(15)
Common shares		50,352,963	44,027,583
Common shares to be registered		—	274,936
Capital Reserve	4(17)
Additional paid-in capital		315,704	—
Adjustments to long-term equity investments		39,945	7,931
Retained earnings
Accumulated deficits	4(19)	(13,886,018)	(14,062,333)
Other adjustments
Unrealized losses on long-term investments	2,4(7)	(1,351,527)	(1,859)
Cumulative translation adjustments	2	62,042	189,712
Treasury stock	2,4(17)	(1,188,436)	(1,188,436)

Total shareholders’ equity		34,344,673	29,247,534

Total liabilities and shareholders’ equity		$52,432,740	$57,605,763

See accompanying notes to financial statements

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2004 and 2003
(Amounts in thousand New Taiwan Dollars except per share data)

		For the year ended December 31,
Description	Notes	2004	2003
Sales revenue	2,4(24), 5	$23,065,969	$17,746,534
Less: Sales returns		(23,345)	(309,420)
Sales discounts		(92,176)	(42,077)

Net sales revenue	2,4(24)	22,950,448	17,395,037
Cost of goods sold	4(25), 5	(18,950,337)	(20,560,257)

Gross profit (loss)		4,000,111	(3,165,220)
Plus: Unrealized profit as of January 1	2	2,141	8,618
Less: Unrealized profit as of December 31	2	(9,635)	(2,141)

Realized gross profit (loss)		3,992,617	(3,158,743)

Operating expenses	2,4(25), 5
Selling expenses		(670,689)	(599,027)
Administrative expenses		(1,213,556)	(1,101,105)
Research and development expenses		(2,519,996)	(2,706,113)

Total operating expenses		(4,404,241)	(4,406,245)

Operating loss		(411,624)	(7,564,988)

Non-operating income
Interest income		93,735	82,496
Gain on disposal of assets	2,5	5,841	1,728
Gain on disposal of investments		278,857	13,400
Foreign exchange gains	2	—	345,304
Reversal of allowance for bad debts	2	6,119	34,476
Reversal of inventory loss provision	2,4(6)	943,939	1,176,421
Others		200,042	254,655

Total non-operating income		1,528,533	1,908,480

Non-operating expenses
Interest expense		(614,813)	(987,660)
Net loss from equity investments	2,4(7)	(127,246)	(1,422,205)
Foreign exchange loss	2	(143,947)	—
Others	2,4(9)	(13,211)	(131,372)

Total non-operating expenses		(899,217)	(2,541,237)

Income (loss) before taxes		217,692	(8,197,745)
Income tax expense	2,4(22)	—	—

Net income (loss)		$217,692	$(8,197,745)

Net income (loss) before taxes per share	2,4(21)	$0.05	$(2.13)

Net income (loss) per share	2,4(21)	$0.05	$(2.13)

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock
Net income (loss)		$221,787	$(8,222,374)

Net income (loss) per share	2,4(21)	$0.05	$(2.13)

Diluted net income (loss) before taxes per share	2,4(21)	$0.05	$(2.13)

Diluted net income (loss) per share	2,4(21)	$0.05	$(2.13)

See accompanying notes to financial statements

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

							Unrealized
		Common shares					Losses	Cumulative
		to be	Additional				on Long-term	Translation
Description	Common Shares	registered	Paid-in Capital	Legal Reserve	Special Reserve	Accumulated Deficits	Investments	Adjustments	Treasury Stock	Total
Balance as of January 1, 2003	$36,912,769	$—	$2,630,977	$1,708,689	$378,657	$(9,469,175)	$(979,081)	$219,894	$(1,188,436)	$30,214,294
Capital reserve used to cover accumulated deficits	—	—	(2,630,621)	—	—	2,630,621	—	—	—	—
Legal reserve used to cover accumulated deficits	—	—	—	(1,708,689)	—	1,708,689	—	—	—	—
Special reserve used to cover accumulated deficits	—	—	—	—	(378,657)	378,657	—	—	—	—
Stock issuance for cash	4,750,000	—	—	—	—	(927,496)				3,822,504
Conversion of convertible debentures	2,364,814	274,936	—	—	—	(185,884)	—	—	—	2,453,866
Adjustments of capital reserve from equity investees	—	—	7,575	—	—	—	—	—	—	7,575
Unrealized losses on long-term investments	—	—	—	—	—	—	977,222	—	—	977,222
Net loss, 2003	—	—	—	—	—	(8,197,745)	—	—	—	(8,197,745)
Cumulative translation adjustments	—	—	—	—	—	—	—	(30,182)	—	(30,182)

Balance as of December 31, 2003	$44,027,583	$274,936	$7,931	$—	$—	$(14,062,333)	$(1,859)	$189,712	$(1,188,436)	$29,247,534

Balance as of January 1, 2004	$44,027,583	$274,936	$7,931	$—	$—	$(14,062,333)	$(1,859)	$189,712	$(1,188,436)	$29,247,534
Issuance of Global Depositary Shares	5,250,000	—	315,704	—	—	—	—	—	—	5,565,704
Conversion of convertible debentures	1,075,380	(274,936)	—	—	—	(41,377)	—	—	—	759,067
Adjustments of capital reserve from equity investees	—	—	32,014	—	—	—	—	—	—	32,014
Unrealized losses on long-term investments	—	—	—	—	—	—	(1,349,668)	—	—	(1,349,668)
Net income, 2004	—	—	—	—	—	217,692	—	—	—	217,692
Cumulative translation adjustments	—	—	—	—	—	—	—	(127,670)	—	(127,670)

Balance as of December 31, 2004	$50,352,963	$—	$355,649	$—	$—	$(13,886,018)	$(1,351,527)	$62,042	$(1,188,436)	$34,344,673

See accompanying notes to financial statements

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

	For the year ended December 31,
Description	2004	2003
Cash flows from operating activities:
Net income (loss)	$217,692	$(8,197,745)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,083,563	8,603,013
Reversal of allowance for bad debts	(6,119)	(34,476)
Reversal of inventory loss provision	(943,939)	(1,176,421)
Depreciation and market value decline on idle assets	—	91,530
Cash dividends	17,755	2,603
Net loss from equity investments	127,246	1,422,205
Gain on disposal of short-term investments	(32,575)	(11,125)
Gain on disposal of long-term investments	(246,282)	(2,275)
Amortization	458,508	666,468
Deferred income taxes	9,254	30,501
Gain on disposal of assets	(5,841)	(1,728)
Net changes in operating assets and liabilities:
Accrued pension cost	92,508	67,447
Notes receivable	58,319	(62,380)
Accounts receivable	296,558	123,557
Receivables from related parties	20,061	(212,652)
Inventories	203,551	2,275,803
Other receivables	(4,268)	119,293
Prepaid expenses	(76,399)	95,629
Accounts payable	(116,608)	365,527
Notes payable	(197,650)	197,650
Payables to related parties	(72,677)	(30,847)
Accrued expenses	(19,653)	(145,272)
Income taxes payable	(51,250)	(85,567)
Other current liabilities	(6,916)	(13,760)
Decrease in reserve for redemption of debentures	(336,725)	(989,775)

Net cash provided by operating activities	6,468,113	3,097,203

Cash flows from investing activities:
(Increase) decrease in restricted cash	(707,735)	1,894,964
Decrease in short-term investments	32,575	11,125
Additions to other financial assets	—	—
Additions to long-term equity investments	(82,685)	(1,183,211)
Purchase of property, plant and equipment	(2,765,326)	(2,597,717)
Proceeds from disposal of long-term investments	314,515	9,197
Proceeds from disposal of property, plant and equipment	3,471	6,979
Proceeds from disposal of intangible assets	—	454
Decrease in refundable deposits	8,025	33,198
Additions to intangible assets	(541,370)	(206,377)
Decrease in other assets	49,370	77,560

Net cash used in investing activities	(3,689,160)	(1,953,828)

	For the year ended December 31,
Description	2004	2003
Cash flows from financing activities:
Net increase in short-term debts	227,633	118,473
Net increase in short-term notes	99,924	—
Increase (decrease) in refundable deposits-in	206	(6)
Stock issuance for cash	5,565,704	3,822,504
Net increase in long-term debts	240,881	603,753
Net decrease in capital lease obligations	(655,071)	(647,866)
Net decrease in debentures	(8,409,094)	(2,360,065)

Net cash (used in) provided by financing activities	(2,929,817)	1,536,793

Net (decrease) increase in cash and cash equivalents	(150,864)	2,680,168
Cash and cash equivalents at the beginning of the year	9,859,272	7,179,104

Cash and cash equivalents at the end of the year	$9,708,408	$9,859,272

Supplemental disclosures of cash flow information:
Interest paid during the year (excluding capitalized interest)	$642,833	$976,166

Income tax paid during the year	$53,143	$34,950

Non-cash activities:
Current portion of debentures transferred to current liabilities	$437,093	$8,823,438

Current portion of long-term debts transferred to current liabilities	$1,759,376	$1,706,859

Current portion of capital lease obligations transferred to current liabilities	$303,446	$633,444

Convertible debentures converted to common shares and accumulated deficits	$759,067	$2,453,866

Unrealized losses on long-term investments	$1,349,668	$(977,222)

Cumulative translation adjustments	$(127,670)	$(30,182)

Adjustment of capital reserve from equity investees	$32,014	$(7,575)

Capital reserve, legal reserve and special reserve used to cover accumulated deficit	$—	$4,717,967

Cash paid for purchase of property, plant and equipment:
Purchases of property, plant and equipment	$2,550,722	$1,587,557
Decrease (increase) in payables to equipment suppliers	214,604	1,010,160

Cash paid	$2,765,326	$2,597,717

See accompanying notes to financial statements

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

1.	Organization and Business

The Company

Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Park (“HSP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. Starting May 1996 and April 2004, the Company listed its shares of stock on the NASDAQ Stock Market and the Luxembourg Stock Exchange in the forms of American Depositary Shares (“ADS”) and Global Depositary Shares (“GDS”), respectively.

As of December 31, 2004 and 2003, the Company’s employees totaled 3,593 and 3,434, respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with R.O.C.’s “Guidelines Governing the Preparation of Financial Reports by Securities Issuer” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so close to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities within three months are considered cash equivalents.

Short-term Investments

Short-term investments are recorded at cost and carried at lower of cost or market value on the balance sheet date using the weighted average cost method.

Foreign Currency Translation and Transaction

The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in the statements of operations.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the relevant period. Translation gains and losses are included as a component of shareholders’ equity.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Other Financial Assets

Other financial assets are credit-linked notes that are recorded at cost using the specific identification method. Interest income is calculated based on the contracted interest rate.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials, supplies and unallocated freight-in. Net realizable value is used to determine the market value of work in process, finished goods and commodities purchased. The lower of cost or market method is applied to each major category of inventory. A slow-moving reserve is provided based on inventory aging.

Long-term Investments

(1)	Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five to seven years. Adjustments to capital reserve is required when holding percentage changes due to unproportional subscription to investee’s new shares issued. If capital reserve is insufficient, retained earning is adjusted. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

(2)	Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in accordance with the Company’s ownership percentage, while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely. Unrealized intercompany gains and losses arising from upstream with investees accounted for under the equity method are eliminated in accordance with the Company’s ownership percentage.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(3)	When a long-term investment is disposed of, the difference between the selling price and book value of such investments is treated as a disposal gain or loss. In addition, the related additional paid-in capital is proportionally adjusted and recognized as a gain or loss.

(4)	Under equity method, the Company recognized its investee’s losses only to the extent the Company’s long-term investment on that investee reaches zero. However, if the Company intends to provide further financial support for the investee company, or the investee company’s losses are temporary and there exists sufficient evidence showing imminent return to profitable operations, then the Company shall continue to recognize investment losses in proportion to the stock ownership percentage. Such credit long-term investment balance shall first offset the advance (if any) the Company made to the investee company, the remaining shall be recorded under other liabilities.

(5)	Consolidated financial statements are prepared if the Company owns more than 50% of the invested company’s shares. However, for subsidiaries with total assets and total revenues less than 10% of those of the Company, consolidation may be waived. In such situation, total assets or revenues of all unconsolidated subsidiaries shall be less than 30% of those of the Company.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 Years
Production equipment	5 Years
Transportation equipment	5 Years
Leased equipment	5 Years
Leasehold improvements	5 Years
Research and development equipment	5 Years
Office furniture and fixtures	2 to 5 Years

Properties serve in operations beyond their original estimated service lives are further depreciated over their newly estimated service lives based on the residual value.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

Major improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred. Disposition gains or losses are presented under non-operating income or expenses.

Equipment held for non-operating purposes is transferred to idle asset and is valued at the lower of net realizable value or book value. Depreciation derived from idle assets is recorded under non-operating expenses.

Capital Lease Obligations

Capital leases are carried at lower of fair value or present value of aggregate future lease payments less related costs, alone with related liabilities. Estimated useful lives are based on lease terms for purpose of depreciation. Exception applies when the Company has first-in-line privilege to renew the lease, or when the Company is awarded ownership of leased property at the end of lease with no additional cost. In such cases, the lease term does not affect estimation of useful lives for leased assets. The lease obligation is amortized over the lease term using effective interest method. Rental expenses are charged as operating leases, as opposed to depreciation charged for capital leases.

Intangible Assets

Intangible assets are recorded at cost and amortized over estimated useful lives using straight-line method. Royalties and issuing costs of debentures are amortized based on contract terms and durations of the debentures, respectively. Computer software is amortized over three years, while other intangible assets are amortized over 1~5 years.

Revenue Recognition Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.”

Capital Expenditures vs. Expenses Unless immaterial in aggregate, expenditures are capitalized if they increase future service potential of assets. All others are expensed as incurred.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

Convertible Bonds

The interest-premium of puttable convertible bonds, which is the difference between the specified put price and the par value, is amortized using the interest method and is recognized as a liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholder does not exercise the put option, the interest-premium, which has been recognized as a liability, is amortized over the period from the expiry date to the maturity date using the interest method. However, if at the expiry date the market value of the common stock under conversion exceeds the put price, the interest-premium should be credited to additional paid-in capital.

The cost of issuing convertible bonds is recorded as deferred assets and is amortized over the period from the issuance date of the convertible bonds to the expiry date of the put option.

When bondholders exercise their conversion rights, the book value of convertible bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock are recognized in the period that such expenditures, training and investment occur.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. In accordance with the Labor Standards Law of the R.O.C., the Company makes monthly contributions equal to 2 % of its wages and salaries. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered under the committee’s name. Accordingly, the pension fund is not included in the Company’s financial statements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on a straight-line basis over the employees’ average remaining service period of about twenty-five years.

Derivative Financial Instruments

(1)	Foreign exchange forward contracts

A foreign forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges. The differences in the New Taiwan dollars amounts translated using the spot exchange rate and the amounts translated using the contracted forward rates on the contract date are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

(2)	Option contracts

At maturity, the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

For options, premiums are amortized over the contract lives using the straight-line method. Any resulting gain or loss upon settlement is charge to the statement of operations in the period of settlement.

(3)	Cross currency and interest rate swaps

Cross currency and interest rate swaps are entered into to hedge currency positions and interest rate variations related to foreign currency debts with floating interest rates. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the life of the contract. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which such gains or losses occur.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

The gain or loss resulting from the difference between the related floating rate interest and fixed rate interest at the balance sheet date is recorded in the statement of operations for the period ending on such balance sheet date. The realized gains and losses upon settlement are recorded in the statement of operations.

(4)	Structured deposits

A structured deposit represents a deposit with an embedded currency option placed with a financial institution to earn higher interest income. At maturity, the financial institution that accepts the deposit has an option to pay the remittance and the pre-determined accrued interest in the original currency or in an alternative currency based on the terms of the structured deposit contract.

The amount of the pre-determined interest is accrued. The realized and unrealized gains and losses arising from the currency portion of the contracts are recorded in the statement of operations for the relevant period at the balance sheet date and at maturity, as the case may be.

Earnings Per Share

In accordance with R.O.C. Statement of Financial Accounting Standards No.24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common shares divided by the weighted-average number of common shares. When diluted earnings per share is calculated, the numerator includes or adds back potential common stock dividends, interest and other conversion revenues (expenses). The denominator includes all potential dilutive common shares.

Treasury Stock

In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock,” treasury stock is accounted for under cost method. Under the method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, the Company’s shares owned by its subsidiaries are treated as treasury stock.

Compensating Employees’ Stock Option Plan

Effective January 1, 2004, the Company adopted intrinsic value method for its compensating employees’ stock option plans. Under the method, the excess of the market price over exercise

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

price at the plan date is adjusted under shareholders’ equity and expensed over grantee’s service periods. Disclosure of pro forma information for net income and earnings per share using fair value method is required.

3.	Reason and Effect of Accounting Changes

Effective January 1, 2004, the Company adopted accounting treatment for employees’ stock option plans required by Taiwan Securities and Future Commission. Such adoption does not impact the Company’s net income and shareholders’ equity for the year ended December 31, 2004. Please refer to note 4 (16) for information of pro forma net income and earning per share.

4.	Significant Accounts

(1)	Cash and Cash Equivalents

	2004.12.31	2003.12.31
Petty cash	$330	$330
Checking and savings accounts	1,544,172	1,706,429
Time deposits	109,000	6,690,322
Cash equivalents — short-term papers	8,054,906	1,462,191

Total	$9,708,408	$9,859,272

(2)	Short-term investment (net)

	2004.12.31	2003.12.31
Chantek Electronic Co., Ltd.	$—	$—

Market value	$10,007	$—

(a)	Short-term investments were not pledged.

(b)	Please refer to note 4(7) for more information.

(3)	Notes Receivable

	2004.12.31	2003.12.31
Notes receivable	$100,008	$158,327
Less: Allowance for doubtful accounts	—	—

Net	$100,008	$158,327

(4)	Accounts Receivable

	2004.12.31	2003.12.31
Accounts receivable	$2,077,644	$2,374,201
Less: Allowance for doubtful accounts	(147,710)	(105,797)

Net	$1,929,934	$2,268,404

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(5)	Receivables from Related Parties

	2004.12.31	2003.12.31
Accounts receivable	$457,376	$477,437
Less: Allowance for doubtful accounts	(3,444)	(50,450)

Net	$453,932	$426,987

(6)	Inventories

	2004.12.31	2003.12.31
Commodities	$135,351	$231,759
Raw materials	141,908	170,435
Supplies	79,228	112,227
Work in process	5,216,875	5,815,498
Finished goods	2,384,630	2,042,555
Unallocated freight-in	325	487

Total	7,958,317	8,372,961
Less: Allowance for market value decline and obsolescence	(3,186,282)	(4,346,455)

Net	$4,772,035	$4,026,506

(a)	Inventories were not pledged.

(b)	The insurance coverage for inventories amounted to NT$5,907,000 and NT$5,005,000 as of December 31, 2004 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(7)	Long-term Equity Investments

	2004.12.31		2003.12.31
	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$1,779,346	100%	$1,925,132	100%
Kang Bao Investment, Ltd.	477,181	100%	520,758	100%
Hui Ying Investment, Ltd.	401,276	100%	446,123	100%
Run Hong Investment, Ltd.	362,472	100%	380,575	100%
Macronix America Inc.	154,841	100%	177,177	100%
Macronix (Hong Kong) Co., Ltd.	177,180	100%	49,917	100%
MaxNova Inc.	21,858	50.00%	35,661	100%
Magic Pixel Inc.	95,032	48.76%	94,643	48.76%
Procomm Inc.	—	38.38%	—	—%
Joyteck Co., Ltd.	4,375	18.18%	16,963	18.18%
Prominent Communications, Inc.	—	—%	20,961	35.23%
Caesar Technology Inc.	—	—%	—	—%
Less: Treasury stock owned by subsidiaries	(142,365)		(142,365)

Subtotal	3,331,466		3,525,545

Accounted for under cost method:
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Venture Capital Co., Ltd.	120,000	15.00%	120,000	15.00%
Quality Test System, Inc.	—	14.64%	—	14.64%
Ardentec Corporation	261,192	9.20%	237,500	10.49%
Chantek Electronic Co., Ltd.	—	—%	—	3.72%
United Industrial Gases Co., Ltd.	58,500	3.24%	58,500	3.31%
Powertech Technology Inc.	34,432	1.09%	76,213	2.72%
Chipbond Technology Inc.	19,635	0.63%	37,590	1.28%
Taiwan Mask Corporation	—	—%	81	—%

Subtotal	573,759		609,884

Total	3,905,225		4,135,429
Less: Allowance for market value decline	(1,351,527)		(1,859)

Net	$2,553,698		$4,133,570

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

a.	Hui Ying Investment Ltd. held 6,023,152 shares of the Company, which amounted to NT$142,365 as of December 31, 2004 and 2003. These shares were accounted for as treasury stock.

b.	The Company recognized NT$127,246 and NT$1,422,205 of long-term equity investment losses for the years ended December 31, 2004 and 2003, respectively, based on the equity investees’ audited financial statements for the relevant periods.

c.	The financial statements of the foreign equity investees were translated into NT dollars. For the years ended December 31, 2004 and 2003, translation adjustments decreased by NT$127,670 and NT$30,182, respectively.

d.	The amounts of unrealized market value decline recognized on Macronix (BVI) Co., Ltd. for the years ended December 31, 2004 and 2003 increased (decreased) by NT$1,349,668 and NT$(977,222), respectively.

e.	Caesar Technology Inc. applied for formal compulsory liquidation in the beginning of 2002 and completed the liquidation process on May 10, 2003. The application is approved by National Tax Administration of Northern Taiwan Province on September 16, 2003 and then filed in HsinChu District Court on September 16, 2003.

f.	In 2001, Quality Test System, Inc. applied for a reduction of paid-in capital to offset accumulated deficit. The Company has provided the investment loss in full for the permanent diminution of investment in this investee.

g.	The investment in Chantek Electronic Co., Ltd. (“Chantek”) was fully written off in 2001 as Chantek’s application of financial restructuring had been filed to Hsinchu District Court in December 2001. The application was revoked in August 2002. On August 21, 2003, Chantek reduced its paid-in capital by 84.25% to offset accumulated deficit. Such investment was reclassified to short-term investment in 2004 because of the change in the Company’s holding purpose.

h.	Chipbond Technology Inc. (“Chipbond”) went public on GreTai Securities Market (“GTSM”) in 2002. The Company was required by GTSM to deposit 1,790,000 shares as Macronix (BVI) Co., Ltd. represented on Chipbond’s Board. Under GTSM’s regulation, such deposit shall not be transferred or pledged. 716,000 shares had been withdrawn for the year ended December 31, 2004, while 1,074,000 shares with book value of NT$19,635 remained deposited as of December 31, 2004.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

i.	Powertech Technology Inc. (“Powertech”) went public on GTSM in 2003. The Company, representing on Powertech’s Board, was required by GTSM to deposited 6,771,225 shares. Under GTSM’s regulation, such deposit shall not be transferred or pledged. 3,077,225 shares had been withdrawn for the year ended December 31, 2004, while 3,694,000 shares with book value of NT$34,432 remained deposited as of December 31, 2004.

j.	Promiment Communications Inc. (PCI), its shareholders, and Procomm Inc. agreed on a share exchange agreement on September 1, 2004. Under the agreement, Procomm Inc. issued its own stock to owners of PCI in exchange of PCI’s stock. Accordingly, the Company received 10,132,513 shares of Procomm’s stock for 7,300,000 shares of PCI’s stock.

k.	Except as discussed above, no other long-term equity investments were pledged or subjected to restriction.

(8)	Property, Plant and Equipment

a.	Total interest expense (including capitalized interest) for the years ended December 31, 2004 and 2003 amounted to NT$647,280 and NT$1,066,774, respectively. Capitalized interests were as following:

	For the year ended December 31,
Item	2004	2003
Buildings and facilities	$222	$1,801
Production equipment	32,245	77,313

Total	$32,467	$79,114

Effective interest rates	3.81%	4.01%

b.	The insurance coverage for property, plant and equipment amounted to NT$58,548,355 and NT$60,321,010 as of December 31, 2004 and 2003, respectively.

c.	Please refer to note 6 “Assets Pledged as Collateral” for a summary of property, plant and equipment pledged.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(9)	Idle Assets

	2004.12.31	2003.12.31
Cost:
Production Equipment	$—	$257,895
Accumulated Depreciation:
Production Equipment	—	(216,233)
Less: Allowance for scrap loss	—	(41,662)

Net	$—	$—

The depreciation expenses of idle assets for the years ended December 31,2004 and 2003 were NT$0 and NT$49,868 respectively. The Company recognized a disposal loss of NT$41,662 as such idle assets were in the process of disposition in late 2003. Depreciation and market value decline on idle assets for the years ended December 31, 2004 and 2003 amounted to NT$0 and NT$91,530, respectively, and were recorded under non-operating expenses.

(10)	Short-term Debts

	2004.12.31	2003.12.31
Working capital loans	$700,000	$700,000
Letter of credit loans (Due within 180 days)	342,282	114,649

Total	$1,042,282	$814,649

a.	The Company’s unused short-term lines of credit amounted to NT$4,963,237 and NT$6,103,350 as of December 31, 2004 and 2003, respectively.

b.	The interest rates of short-term debts ranged from 0.58% to 3.47% and 1.30% to 1.85% as of December 31, 2004 and 2003, respectively.

c.	There were no assets pledged as collateral for short-term debts.

(11)	Short-term Notes

a.	As of December 31, 2004:

Item	Interest Rate	Period	Amount
Commercial Papers	1.43463%	2004.10.29~2005.1.21	$100,000
Less: Discount			(76)

Net			$99,924

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

b.	There were no short-term notes outstanding as of December 31, 2003.

c.	The Company’s unused short-term lines of credit for short-term notes amounted to NT$80,000 and NT$400,000 as of December 31, 2004 and 2003, respectively.

d.	There were no assets pledged as collateral for short-term notes.

(12)	Long-term Debts

	Interest Rate				Amount
Secured Loan	2004.12.31		2003.12.31		2004.12.31	2003.12.31
Medium-term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	4.45%		4.35%		$102,200	$146,000
Medium-term loans from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004 with variable interest rates	2.684 ~4.040	% %	1.872 ~3.940	% %	41,070 (including USD1,000,000)	1,418,483 (including USD34,560,000)
Medium-term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	4.45%		4.35%		775,024	843,410
Medium-term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	—%		3.519%		—	25,400
Medium-term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	5.255%		5.155%		94,120	188,240
Medium-term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	5.025%		5.025%		200,000	300,000
Medium-term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.579%		2.548%		7,060,000	5,910,000
Medium-term loan from one bank, repayable in full at maturity with variable interest rates	1.50%		—		800,000	—

Total					9,072,414	8,831,533
Less: current portion					(1,759,376)	(1,706,859)

Net					$7,313,038	$7,124,674

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

a.	The Company’s unused long-term lines of credit amounted to NT$0 and NT$6,090,000 as of December 31, 2004 and 2003, respectively.

b.	Please refer to note 6 “Assets Pledged As Collateral” for long-term debts.

(13)	Capital Lease Obligations

a.	In 2001, the Company entered into a capital lease agreement with Nintendo for equipments with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. The ownership of the equipment will be unconditionally transferred to the Company at the end of the lease term.

Lease obligations under the agreement were as follows:

Year	2004.12.31
2005.1.1~2005.6.30	$306,533
Less: unrealized interest expense	(3,087)

Current portion	$303,446

Year	2003.12.31
2004.1.1~2004.12.31	$656,760
Less: unrealized interest expense	(23,316)

Current portion	$633,444

2005.1.1~2005.6.30	328,380
Less: unrealized interest expense	(3,307)

Lease obligations — long-term	325,073

Total capital lease obligations	$958,517

b.	Please refer to note 6 “ Assets Pledged As Collateral” for capital lease obligations.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(14)	Debentures

	2004.12.31	2003.12.31
CB I	$209,200	$766,900
Secured II	3,000,000	3,000,000
ECB IV	3,171	5,748,539
ECB V	202,944	3,057,300
Add: Reserve for redemption of convertible bonds	21,778	454,805

Total	3,437,093	13,027,544
Less: Current portion of debentures	(437,093)	(8,823,438)

Net	$3,000,000	$4,204,106

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue were as follows:

(a)	Total amount: NT$3,200,000. As of December 31, 2004, an aggregate principal amount of NT$2,990,800 of CB I has been converted.

(b)	The interest rate at par: 0%.

(c)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than 10% of the issue amount.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(e)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

(ii)	The conversion price was NT$11 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. The conversion price was NT$11 from the issuance date to June 26, 2003 and then was reset to NT$8.8 after June 27, 2003. As of December 31, 2004, the conversion price was NT$8.7.

(iii)	The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set forth in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issuance of common shares in cash.

(iv)	In addition to the adjustments to conversion price as stated in (iii) above, conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(f)	Trading Place: Taiwan

b.	On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“Secured II”) due in October 2006 with a stated interest rate of 3.3%. Secured II was guaranteed by 20 banks in total of NT$3,099,000. The interest expense is repayable annually while the bonds will be paid in full at maturity.

c.	The Company issued five-year unsecured overseas convertibles bonds (“ECB IV”) on February 7, 2002. Major terms of the issuance were as follows:

(a)	Total amount: USD$169,224. As of December 31, 2004, the Company repurchased and canceled USD$ 169,124 of the bonds from the market. For the year ended December 31, 2004, the related debt extinguishment gain of NT$63,070 was recorded under non-operating income.

(b)	Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest is to be paid on each February 7 of each year. Upon maturity, the bondholders may present the bonds to the Company at 116.372% of the principal amount.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(c)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted, purchased or cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issuance date in accordance with the agreement.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 107.845% of par on August 9, 2004.

(e)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds and up to January 8, 2007.

(ii)	The conversion price was NT$31.32 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of December 31, 2004, the conversion price was NT$28.2329 per share.

(f)	Trading places: U.S.A., Europe and Asia (except Taiwan) and listed on the Luxembourg Stock Exchange

d.	The Company issued five-year unsecured overseas convertible bonds (“ECB V”) on February 10 and March 4, 2003. Major terms of issuance were as follows:

(a)	Total amount: USD$90,000. As of December 31, 2004, an aggregate principal amount of USD$78,100 has been redeemed under the request of bondholders, while USD$5,500 of the bonds has been converted.

(b)	Interest rate at par: 0% per annum.

(c)	Duration: 5 years (from February 10, 2003 to February 10, 2008)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(d)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted, purchased, or cancelled, the Company will redeem each bond at its redemption price equal to 100% of the outstanding principal amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time on or after November 11, 2003 and prior to August 10, 2004, and any time on or after August 11, 2004 and prior to February 10, 2008, at a price equal to the Early Redemption Amount (as defined in the offering circular) of the principal amount. The Company may also redeem the bonds, in whole but not in part, at any time prior to February 10, 2008 at the Early Redemption Amount, if at least 90% of the bonds have already been redeemed, repurchased and cancelled, or converted.

(e)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007 at the redemption price equal to 100%, 102%, 104% and 106% of the outstanding principal amount, respectively.

(f)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and on or before January 11, 2008.

(ii)	The conversion price was NT$12.06 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of December 31, 2004, the conversion price was NT$ 11.9584 per share.

(iii)	The conversion price will be subject to adjustments (in the manner set forth in the Indenture) upon the occurrence of certain events set forth in the Indenture, including, among other things, the declaration of dividend in common shares, stock splits, consolidations, and the issue of common shares in cash.

(iv)	In addition to the adjustments to conversion price as stated in (iii), conversion price will be also subject to “special conversion price reset” in a manner set forth in the offering circular.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(g)	Trading places: listed on the Luxembourg Stock Exchange

(15)	Capital Stock

As of January 1, 2003, the Company’s authorized and issued common shares amounted to NT$53,500,000 and NT$36,912,769, divided into 5,350,000,000 (including 450,000,000 shares and 1,200,000,000 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 3,691,276,875 shares at par value of NT$10, respectively.

Up to December 31, 2004, 328,078,360 common shares and 15,941,093common shares were issued for conversion of unsecured domestic convertible bonds (“CB I”) and unsecured overseas convertible bonds (“ECBV”), respectively.

On November 4, 2003, the Company’s Board of Directors approved a resolution of a rights offering for the issuance of 475,000,000 common shares at NT$8.11 per share for a total consideration of NT$3,852,250 on November 11, 2003. The authorization has been registered.

On June 27, 2003, the Board of Directors approved a resolution to issue 525,000,000 common shares with NT$ 10 at par by means of 13,125,000 Global Depositary Shares (“GDS”). Each GDS represents 40 common shares. The GDS offering was listed on Luxembourg Stock Exchange on April 5, 2004 and issued at a premium of NT10.87317 per common share. After April 13, 2004, GDS holders may elect to convert GDS into common shares or request a sale of GDS for cash. Registration has been completed.

As of December 31, 2004, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$50,352,963, divided into 6,550,000,000 shares (including 650,000,000 and 864,703,672 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively) and 5,035,296,328 shares at par of NT$10, respectively.

As of December 31, 2004, 8,804,000 and 23,432,153 common shares in the forms of 220,100 GDS and 2,343,215 ADS, respectively, were traded on Luxembourg Stock Market and NASDAQ Stock Market, respectively

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(16)	Employee Stock Option Plans

The Company has four employee stock option plans (“2001 plan”, “2002 plan”, “2003 plan” and “2004 plan”) that grant options to qualified employees for purchase of the Company’s common shares at pre-determined prices on grant dates. Such options are exercisable after two years and will be expired after six years from the grant date. The Company was authorized to grant options for up to 80,000,000 shares, 170,000,000 shares, 200,000,000 shares and 200,000,000 shares under the 2001 plan, 2002 plan, 2003 plan and 2004 plan, respectively. As of December 31, 2004, none of the employee’s stock options has been exercised.

The Company will issue additional common shares for the exercised stock options under the 2001 plan, 2002 plan, 2003 plan and 2004 plan. Unless granted stock options were revoked for illegal acts or violation of the Company’s Code of Conducts, the options are exercisable for up to 50%, 75% and 100% after two years, three years, and four years from the grant date, respectively. Information with respect to each stock option plan is as follows:

a.	2001 plan

							Current
			Outstanding	Earliest		Exercise	Period
	Total Units	Shares	Units	Exercisable	Expiration	Price	Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2002.01.16	71,768,500	71,768,500	—	2004.01.16	2008.01.15	20.10	16.80	6.50
2002.05.06	560,000	560,000	—	2004.05.06	2008.05.05	19.80	16.80	6.50
2002.10.01	1,507,000	1,507,000	132,000	2004.10.01	2008.09.30	11.10	16.80	6.50
2002.12.16	6,164,500	6,164,500	331,000	2004.12.16	2008.12.15	11.30	16.80	6.50
Total	80,000,000	80,000,000	463,000	Total options authorized: 80, 000,000

b.	2002 plan

							Current
			Outstanding	Earliest		Exercise	Period
	Total Units	Shares	Units	Exercisable	Expiration	Price	Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2002.10.01	150,000,000	150,000,000	94,519,900	2004.10.01	2008.09.30	11.10	16.80	6.50
2002.12.16	10,284,500	10,284,500	4,895,000	2004.12.16	2008.12.15	11.30	16.80	6.50
2003.04.07	2,753,500	2,753,500	2,024,500	2005.04.07	2009.04.06	9.20	16.80	6.50
Total	163,038,000	163,038,000	101,439,400	Total options authorized: 170,000,000

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

c.	2003 plan

							Current
			Outstanding	Earliest		Exercise	Period
	Total Units	Shares	Units	Exercisable	Expiration	Price	Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2003.06.13	193,212,000	193,212,000	149,758,818	2005.06.13	2009.06.12	7.75	16.80	6.50
2003.11.04	829,000	829,000	579,000	2005.11.04	2009.11.03	9.00	16.80	6.50
2004.03.11	685,000	685,000	408,000	2006.03.11	2010.03.10	12.90	16.80	6.50
2004.03.30	785,000	785,000	785,000	2006.03.30	2010.03.29	12.20	16.80	6.50
2004.04.27	749,000	749,000	749,000	2006.04.27	2010.04.26	14.10	16.80	6.50
Total	196,260,000	196,260,000	152,252,818	Total options authorized: 200,000,000

d.	2004 plan

							Current
			Outstanding	Earliest		Exercise	Period
	Total Units	Shares	Units	Exercisable	Expiration	Price	Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2004.04.09	176,972,000	176,972,000	164,270,500	2006.04.09	2010.04.08	14.55	16.80	6.50
2004.04.27	4,919,000	4,919,000	3,522,000	2006.04.27	2010.04.26	14.10	16.80	6.50
2004.06.02	2,176,000	2,176,000	2,037,000	2006.06.02	2010.06.01	11.00	16.80	6.50
2004.08.11	5,015,500	5,015,000	4,432,500	2006.08.11	2010.08.10	9.25	16.80	6.50
2004.10.27	4,466,000	4,466,000	4,361,000	2006.10.27	2010.10.26	7.05	16.80	6.50
Total	193,548,500	193,548,500	178,623,000	Total options authorized: 200,000,000

(Note 1)	As of December 31, 2004, none of the employee’s stock options has been exercised. Outstanding units were lesser than those issued due to waiver or employee’s departure.

(Note 2)	Exercise prices are subject to adjustments in the event that changes occur to the capital structure.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

All options under 2001 and 2002 plans were granted to qualified employees before April 7, 2003, with the exception of 6,962,000 expired units. In addition, options under 2003 plans were all granted to qualified employees before April 27, 2004, with the exception of 3,740,000 expired units. Grants dated after January 1, 2004 under 2003 and 2004 stock option plans were accounted for under intrinsic value method required by Taiwan Securities and Future Commission. As of December 31, 2004, information relating to the compensating stock options granted in 2004 was as follows:

				Earliest
	Total Units	Outstanding	Exercisable	Exercisable
Grant Dates	Issued	Units	shares	Dates	Exercise Price
2004.03.11	685,000	408,000	408,000	2006.03.11	12.90
2004.03.30	785,000	758,000	758,000	2006.03.30	12.20
2004.04.09	176,972,000	164,270,500	164,270,500	2006.04.09	14.55
2004.04.27	5,668,000	4,271,000	4,271,000	2006.04.27	14.10
2004.06.02	2,176,000	2,037,000	2,037,000	2006.06.02	11.00
2004.08.11	5,015,000	4,432,500	4,432,500	2006.08.11	9.25
2004.10.27	4,466,000	4,361,000	4,361,000	2006.10.27	7.05

For the year ended December 31, 2004, no compensation expense was recognized as exercise prices equaled to market prices of the underlying stocks on the grant dates.

Pro forma information under fair value method using Black-Schole Option Pricing Model is as follows:

			Volatility factors
			for expected market	Risk-free	Weighted-average
Grant Date	Fair Value (NT$)	Dividend Yield	price	Interest Rate	Expected life
2004.03.11	6.08	0%	56.20%	1.55%	4.38
2004.03.30	5.68	0%	56.10%	1.55%	4.38
2004.04.09	6.77	0%	56.60%	1.55%	4.38
2004.04.27	6.64	0%	57.50%	1.55%	4.38
2004.06.02	5.17	0%	57.40%	1.55%	4.38
2004.08.11	4.32	0%	56.90%	1.55%	4.38
2004.10.27	2.96	0%	55.00%	1.68%	4.38

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

For the year ended December 31, 2004, the compensation expense recognized under fair value method would have been NT$338,091. The Company’s pro-forma information is set forth as follows:

	For the year ended December 31, 2004
	Basic Earnings	Diluted Earnings
	Per Share	Per Share
Net income-as reported	$217,692	$217,692

Earnings per share-as reported	$0.05	$0.05

Net loss-pro forma	$(120,399)	$(120,399)

Earnings per share-pro forma	$(0.02)	$(0.02)

(17)	Capital Reserve

According to the R.O.C. Company Law, capital reserve can only be used for offsetting accumulated deficits or distribution of stock dividends. The Company cannot use the capital reserve to offset accumulated deficits unless the legal reserve is insufficient for offsetting such deficits.

On June 27, 2003, the Company’s shareholders approved a resolution at the Annual General Meeting to use the capital reserve of NT$2,630,621 to offset its accumulated deficits.

(18)	Legal Reserve

According to the R.O.C. Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, must be set as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares in the form of a stock dividend.

On June 27, 2003, the Company’s shareholders resolved in the Annual General Meeting to use the legal reserve of NT$1,708,689 to offset its accumulated deficits.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(19)	Income Distributions

a.	The Company’s Articles of Incorporation, revised on May 3, 2000, provide that net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:

(a)	Dividend to shareholders at 83% of Distributable Earnings; (b) Employee bonuses at 15% of Distributable Earnings; and (c) Remuneration for directors’ and supervisors’ services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors, must be or may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the Annual General Meeting. The Company’s Articles of Incorporation provide that no more than 20% of any distribution to shareholders and employees should be made in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Furthermore, with the approval of the shareholders at such meetings, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years. Distributions are not deductible in the determination of taxable income.

b.	Information related to the distributions of the remuneration for directors and supervisors and employees’ bonuses is as follows:

(a)	No distribution in 2003 due to the Company’s accumulated deficits;

(b)	Information related to employees’ bonuses and remuneration for directors’ and supervisors’ services, approved by the Board of Directors’ and the Shareholders’ Annual General Meetings, is accessible on the website of Taiwan Stock Exchange Corporation.

c.	The discounts of NT$185,884 and NT$41,377 for shares issued for the conversion of CB I for the years ended December 31, 2003 and 2004, respectively, as well as the discounts of NT$927,496 for new shares offering in November 2003 were charged against retained earnings.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(20)	Treasury Stock

a.	According to the Stock Exchange Regulations of Taiwan, total shares repurchased cannot exceed 10% of the Company’s issued stock. Further, total repurchased amount cannot exceed the sum of retained earnings and the realized capital reserve. Based on the Company’s audited financial statements for the year ended December 31, 2004, the maximum common shares allowed to repurchase were 503,530,000 shares. The Company has repurchased 40,000,000 common shares with a cost of NT$1,046,071 as of December 31, 2004.

b.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock cannot be pledged, voted or be eligible to receive dividends.

c.	Effective January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions for the years ended December 31, 2004 and 2003 were as follows:

	Beginning balance		Additions		Disposals			Ending balance
							Selling			Market
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Price	Shares	Amount	Value
For the year ended December 31, 2004
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$43,608

For the year ended December 31, 2003
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$47,703

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(21)	Basic Earnings Per Share

(1)	The Company has a complex capital structure due to the issuance of convertible bonds and employee stock option plans. The Company presented basic and diluted earnings per share for the year ended December 31, 2004, as its stock options and CB I, possessed dilutive effect if they have been exercised and fully converted. Nevertheless, the Company presented only basic earnings per share for the comparative period in 2003 as the convertible bonds and stock options possessed an anti-dilutive effect on the Company’s earnings per share. The calculation of the weighted-average numbers of shares is as follows:

	For the year ended December 31,
	2004	2003
Numbers of common shares outstanding as of January 1	4,390,251,943	3,651,276,875
Bonds converted to common shares for the year ended December 31, 2003 (263,975,068 shares)	—	134,088,222
Issuance of 475,000,000 common shares for cash on November 11, 2003	—	66,369,863
Retroactive adjustments for bonus element included in the rights offering on November 11, 2003	—	6,388,732
Bonds converted to common shares for the year ended December 31, 2004 (80,044,385 shares)	61,669,886	—
Issuance of 525,000,000 common shares for Global Depositary Receipts on April 5, 2004	388,729,508	—

Subtotal	4,840,651,337	3,858,123,692
Less: Retroactive adjustments of treasury stock owned by subsidiaries	(6,023,152)	(6,023,152)
Retroactive adjustment of treasury stock owned by the subsidiary for bonus element included in the rights offering on November 11, 2003.	—	(10,167)

Weighted-average numbers of shares outstanding	4,834,628,185	3,852,090,373
Potential common shares:
Dilutive effect of employee stock options	114,446	—

Dilutive weighted average number of shares	4,834,742,631	3,852,090,373

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

	Amount (numerator)		Shares	Earning per share
	Before tax	After tax	(Denominator)	Before tax	After tax
For the year ended December 31, 2004:
Basic EPS
Net income	$217,692	$217,692	4,834,628,185	$0.05	$0.05

Dilutive effect:
Employee stock option	—	—	114,446

Diluted EPS	$217,692	$217,692	4,834,742,631	$0.05	$0.05

For the year ended December 31, 2003:
Basic EPS
Net loss	$(8,197,745)	$(8,197,745)	3,852,090,373	$(2.13)	$(2.13)

Pro Forma Information:

Assuming the Company’s shares owned by its subsidiaries were not treated as treasury stock:

	Amount (numerator)		Shares	Earnings per share
	Before tax	After tax	(Denominator)	Before tax	After tax
For the year ended December 31, 2004:
Basic EPS
Net Income	$221,787	$221,787	4,840,651,337	$0.05	$0.05

Diluted effect:
Employee stock options	—	—	114,446

Diluted EPS	$221,787	$221,787	4,840,765,783	$0.05	$0.05

For the year ended December 31, 2003:
Basic EPS
Net loss (Note)	$(8,222,374)	$(8,222,374)	3,858,123,692	$(2.13)	$(2.13)

(Note)	Diluted EPS equaled to basic EPS as the potential common shares would have anti-diluted effect on the Company’s net loss for the year ended December 31, 2003.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(22)	Income Taxes

a.	The Company is granted a four-year income tax exemption period with respect to income derived from the expansion of operation located in HSP. The Company has elected the four-year tax exemption period to run from January 1, 2001 to December 31, 2004.

b.	The Company’s unused investment tax credits as of December 31, 2004 were as follows:

Year incurred	Unused amount	Year expired
2000	$1,192,770	2005
2001	1,359,358	2006
2002	588,746	2007
2003	389,898	2008

Total	$3,530,772

Such tax credits were included in Deferred Income Tax Assets.

c.	According to the R.O.C. Income Tax Law, operating loss can be carried forward for 5 years. As of December 31, 2004, the unutilized loss carry forwards were as follows:

Year incurred	Unused amount	Year expired
2002	$5,432,814	2007
2003	8,507,626	2008

Total	$13,940,440

The tax effects of such amounts were included in Deferred Income Tax Assets.

d.	The Company’s income tax returns for the years after 2000 have not been assessed by the National Tax Administration (“NTA”). Administrative remedies filed for 1997, 1996, and 1995 tax returns were as follows:

(a)	NTA re-assessed the tax return for 1995 and requested additional tax payment of NT$ 91,772. The Company had made half of the requested tax payment and filed a petition with the Ministry of Finance (“MOF”). On March 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1995 tax return.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(b)	NTA re-assessed the tax return for 1996 and requested additional tax payment of NT$ 114,585. The Company had made half of the requested tax payment and filed a petition with MOF. In May 2003, the petition was denied. The Company then filed an administrative lawsuit on July 11, 2003. The Court began processing the case on August 31, 2004 and final ruling was announced in December 7, 2004 in favor of NTA. The Company has lodged an appeal on January 17, 2005.

(c)	NTA re-assessed the tax return for 1997 and requested additional tax payment of NT$ 83,992. The Company had made half of the requested tax payment and filed a petition with MOF on April 1, 2004. On July 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1997 tax return.

e.	Deferred tax assets and liabilities as of December 31, 2004 and 2003 were as follows:

	2004.12.31	2003.12.31
(a)Total deferred tax assets	$9,290,483	$8,185,195

(b)Total deferred tax liabilities	$—	$590,897

(c)Valuation allowance for deferred tax assets	$7,413,092	$5,707,653

(d)	Deferred tax assets or liabilities generated from temporary differences:

	2004.12.31		2003.12.31
	Amount	Tax effect	Amount	Tax effect
Recognition of depreciation expense	$172,257	$43,064	$(2,718,172)	$(570,837)

Recognition of amortization expense	$8,776	$2,194	$33,711	$4,125

Unrealized inventory provision	$3,218,877	$804,719	$4,404,543	$341,352

Unrealized investment losses	$4,323,326	$1,080,832	$3,141,755	$785,439

Unrealized royalty expense	$701,770	$175,443	$657,457	$52,348

Unrealized lawyer fees	$—	$—	$70,490	$5,463

Unrealized pension expense	$91,094	$22,773	$67,446	$16,862

Unrealized loss of idle assets	$—	$—	$49,869	$3,865

Unrealized bad debt expense	$135,918	$33,979	$141,350	$10,955

Unrealized exchange gains	$—	$—	$(258,838)	$(20,060)

Unrealized exchange losses	$330,476	$82,619	$1,799	$450

Unrealized interest expense	$60,373	$15,093	$—	$—

Amortization of capacity variance	$34,843	$8,711	$982,996	$76,182

Others	$20,694	$5,174	$6,477	$502

Loss carry-forward	$13,940,440	$3,485,110	$14,603,999	$3,651,000

Investment tax credits		$3,530,772		$3,236,652

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

	2004.12.31	2003.12.31
(e) Deferred tax assets — current:	$2,437,267	$627,040
Valuation allowance — current	(2,437,267)	(464,947)

Net deferred tax assets — current	—	162,093
Deferred tax liabilities — current	—	(68,898)

Net deferred tax assets and liabilities — current	$—	$93,195

	2004.12.31	2003.12.31
Deferred tax assets — non-current	$6,853,216	$7,558,155
Valuation allowance — non-current	(4,975,825)	(5,242,706)

Net deferred tax assets — non-current	1,877,391	2,315,449
Deferred tax liabilities — non-current	—	(521,999)

Net deferred tax assets and liabilities — non-current	$1,877,391	$1,793,450

	For the year ended December 31,
	2004	2003
(f) Income taxes payable from continuing operation:	$—	$—
Tax (benefit) expense from recognition of depreciation expense	(613,901)	317,764
Tax (benefit) expense from recognition of unrealized inventory provision	(463,367)	102,783
Tax benefit from recognition of unrealized royalty expense	(121,164)	(4,346)
Tax expense (benefit) from recognition of unrealized loss of disposal of property, plant and equipment	3,865	(3,865)
Tax benefit from recognition of unrealized pension expense	(5,911)	(16,862)
Tax expense (benefit) from unrealized lawyer fees	5,463	(5,463)
Tax benefit from recognition of unrealized bad debt expense	(23,024)	2,755
Tax benefit from recognition of unrealized investment losses	(295,393)	(615,143)
Tax benefit from recognition of unrealized foreign exchange gains	(20,060)	(25,840)
Tax (benefit) expense from recognition of unrealized foreign exchange losses	(82,169)	11,404
Tax expense (benefit) from amortization of capacity variance	67,471	(76,182)
Tax (benefit) expense from investment credits	(294,120)	829,546
Tax expense from allowance for valuation allowance	1,705,439	919,518
Tax expense (benefit) from losses carry-forward	165,890	(1,406,848)
Over accrual of prior year’s tax expense	(24,347)	(30,501)
Others	(4,672)	1,280

Income tax expense	$—	$—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(g)	Information related to the imputation of shareholders’ income taxes:

	2004.12.31	2003.12.31
Available shareholders’ tax credits	$108,065	$98,206

Expected (actual) ratio of shareholders’ tax credits	—	—

(h)	Information related to undistributed retained earnings:

	2004.12.31	2003.12.31
After 1998	$(13,886,018)	$(14,062,333)

(23)	Pension Fund

The components of net pension cost are as follows:

	For the year ended December 31,
	2004	2003
Service cost	$119,969	$117,595
Interest cost	30,326	26,963
Expected return on plan assets	(22,906)	(24,483)
Amortization of prior service cost	4,394	4,394

Net pension cost	$131,783	$124,469

The key assumptions underlying the value of the pension assets and obligations are as follows:

	2004.12.31	2003.12.31
Discount rate	3.5%	3.5%
Rate of increase in future compensation levels	3.0%	3.0%
Expected long-term rate of return on plan assets	3.5%	3.5%

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

The funded status of the Company’s pension plan on December 31, 2004 and 2003 is as follows:

	2004.12.31	2003.12.31
Pension obligation
Vested benefit obligation	$—	$(205)
Non-vested benefit obligation	(649,133)	(496,239)

Accumulated benefit obligation	(649,133)	(496,444)
Effects of future payment increase	(428,184)	(372,259)

Projected benefit obligation	(1,077,317)	(868,703)
Plan assets at fair value	679,505	636,062

Plan assets in excess of projected benefit obligation	(397,812)	(232,641)
Unrecognized net transition obligation	49,475	52,567
Unrecognized prior service cost	25,504	26,806
Unrecognized net loss (gain)	38,396	(38,426)
Understate	5,781	5,781
Included under accrued expenses	3,281	3,046

Accrued pension cost	$(275,375)	$(182,867)

As of December 31, 2004 and 2003, the Company’s Employee’s Retirement Fund deposited in the Central Trust Bank amounted to NT$679,505 and NT$636,062, respectively.

(24)	Sales Revenue

	For the year ended December 31,
	2004	2003
Revenues from sales of products	$22,881,358	$17,575,468
Service revenues	27,812	16,717
Others	156,799	154,349

Total	23,065,969	17,746,534
Less: Sales return and sales discount	(115,521)	(351,497)

Net sales revenue	$22,950,448	$17,395,037

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(25)	Payroll, Depreciation and Amortization Expenses

	For the year ended December 31,
	2004			2003
	Under	Under		Under	Under
	cost of	operating		cost of	operating
	goods sold	expense	Total	goods sold	expense	Total
Payroll
Salary	$1,456,343	$1,215,574	$2,671,917	$1,292,376	$1,034,765	$2,327,141
Insurance	103,268	74,077	177,345	98,966	71,295	170,261
Pension	67,658	64,125	131,783	55,355	49,719	105,074
Meal	63,534	38,806	102,340	62,116	37,142	99,258

Total	$1,690,803	$1,392,582	$3,083,385	$1,508,813	$1,192,921	$2,701,734

Depreciation	$6,628,811	$454,752	$7,083,563	$8,078,650	$524,363	$8,603,013

Amortization	$43,326	$329,446	$372,772	$31,126	$477,479	$508,605

			(Note)			(Note)

(Note) Amortization excludes interest expenses amortized for deferred assets.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

5.	Related Party Transactions

(1)	Related parties and their relationships associated with the Company:

Related parties	Relationship
Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
Magic Pixel Inc. (“MPI”)	The Company’s equity investee
MaxNova Inc. (“MaxNova”)	The Company’s equity investee
Macronix (Hong Kong) Co., Ltd. (“MX (HK)”)	The Company’s equity investee
Procomm Inc. (“Procomm”)	The Company’s equity investee
Prominent Communications, Inc. (“Prominent”)	Procomm’s equity investee
Macronix Japan (Cayman Islands) Ltd. (“MXJ”)	BVI’s equity investee
Joyteck Co., Ltd. (“Joyteck”)	The Company’s equity investee
Wedgewood International Ltd. (“Wedgewood”)	A subsidiary’s equity investee
New Trend Technology Inc. (“NTTI”)	A subsidiary’s equity investee
Macronix Europe NV. (“MXE”)	A subsidiary’s equity investee
Biomorphic Corporation (“BC”)	A Subsidiaries’ equity investee
Biomorphic VLSI, Inc. (“Biomorphic”)	BC’s equity investee
Macronix Pte Ltd. (“MPL”)	A subsidiary’s equity investee
Raio Technology Co., Ltd. (“Raio”)	A subsidiary’s equity investee
Tower Semiconductor Ltd. (“Tower”)	A subsidiary served under the Board
FueTrek Co., Ltd. (“FueTrek”)	A subsidiary served under the Board
United Industrial Gases Co., Ltd. (“UIG”)	The Company served as a supervisor prior to June 18, 2004
Powertech Technology Inc. (“Powertech”)	The Company served under the Board prior to June 18, 2004
Ardentec Corporation (“Ardentec”)	The Company served under the Board
Macronix Education Foundation (“MXIC Education”)	Share the same president with the Company

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(2)	Significant Transactions with Related Parties:

a.	Sales to related parties were as follows:

	For the year ended December 31,
Related parties	2004	2003
MX(HK)	$2,098,888	$591,741
MXE	1,077,416	378,788
MXA	980,487	679,788
BC	239,748	—
MPI	175,894	116,941
Raio	18,065	174,466
MaxNova	16,404	—
FueTrek	11,674	5,591
Prominent	428	341
Biomorphic	2	45,953
Others	9	5

Total	$4,619,015	$1,993,614

Sales prices to MXA, MXE and MX(HK) are negotiated based on those charged to ultimate customers and are not comparable to those to regular customers as MXA, MXE and MX(HK) are the primary regional distributors. Sales to MPI are priced at a markup on the unit cost, which is not applicable to those to other customers. Sales prices to Prominent, Raio, FueTrek, Max Nova, BC and Biomorphic are not comparable with those to regular customers as the company is the sole provider for them.

The payment term with the related parties is between 45 to 60 days, similar to that with regular customers.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

b.	Expenses paid to related parties were as follows:

		For the year ended
		December 31,
Related parties	Account	2004	2003
BVI	Selling expenses	$125,094	$113,006
MXA	Selling expenses	125,192	148,394
MPI	Research and development expenses	64,188	15,474
NTTI	Research and development expenses	20,866	83,673
MaxNova	Research and development expenses	22,930	—
MXE	Selling expenses	23,094	15,096
MPL	Selling expenses	15,109	14,000
MXIC Education	Administrative expenses	16,300	22,360
MXJ	Administrative expenses	12	—

Total		$412,785	$412,003

c.	Sales of assets to related parties were as follows:

(a)	For the year ended December 31, 2004:

Related parties	Item	Book value	Gain
MaxNova	Fixed assets	$166	$19
MPI	Software	7	—

Total		$173	$19

(b)	For the year ended December 31, 2003:

Related parties	Item	Book value	Gain
MPI	Fixed assets	$3,204	$114
MPI	Software	440	14
MaxNova	Fixed assets	884	—
Ardentec	Fixed assets	—	48
Joyteck (note)	Deferred charges	12,698	1,420

Total		$17,226	$1,596

(note)	In 2003, the Company transferred certain intangible assets to Joyteck in exchange for Joyteck’s new common stock of 2,000,000 shares, which were valued at NT$10 per share. Such transaction resulted in a net unrealized disposal gain of NT$5,882.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

d.	Subcontract processing charges from related parties were as follows:

	For the year ended December 31,
Related parties	2004	2003
Ardentec	$260,199	$130,270
Powertech	—	211,188

Total	$260,199	$341,458

Subcontract processing charges were recorded as manufacturing expenses. (note) The Company has resigned from the Powertech’s Board since June 18, 2004.

e.	Operating leases to related parties were as follows:

	For the year ended December 31,
Related parties	2004	2003
MPI	$3,835	$2,604
MaxNova	3,384	—
Raio	1,295	587
Joyteck	1,105	987

Total	$9,619	$4,178

The lease income from the related parties was charged monthly and recorded as other income under non-operating income.

f.	For the year ended December 31, 2003, industrial gas purchased from UIG totaled NT$100,016 and were recorded as manufacturing expenses.

g.	For the years ended December 31, 2004 and 2003, wafers purchased from Tower totaled NT$19,959 and NT$36,600, respectively, and were included under inventory.

h.	Commodities purchased from related parties were as follows:

	For the year ended December 31,
Related parties	2004	2003
Raio	$1,570	$3,257
Biomorphic	—	55,935
Prominent	—	63,798

Total	$1,570	$122,990

Such purchases were included under inventory.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

i.	The Company had entered into IP license agreements with FueTrek in 2002 and 2004 and obtained related technology. The contractual amount of NT$13,502 (JPY$45,800) has been paid in full as of December 31, 2004, and was recorded as deferred charges and amortized over the contract terms. The company has started mass-production of the licensed product, while sales are insignificant.

(3)	Receivables and Payables with the Related Parties:

a.	Accounts receivable

Related parties	2004.12.31	2003.12.31
MX(HK)	$248,626	$197,874
BC	95,443	—
MXA	39,921	51,941
MXE	32,134	70,241
MPI	29,447	38,149
Raio	1,879	49,216
Biomorphic	—	45,910
UIG(note)	—	11,347
Others	9,926	12,759

Total	457,376	477,437
Less: Allowance for doubtful accounts	(3,444)	(50,450)

Net	$453,932	$426,987

(note)	Utility charges

b.	Accounts payable

Related parties	2004.12.31	2003.12.31
MXA	$59,165	$44,672
Ardentec	38,355	13,890
BVI	11,904	12,001
MXJ	7,784	—
MXE	6,216	3,429
MPI	2,898	16,247
NTTI	2,607	19,206
Powertech	—	56,623
UIG	—	29,929
Others	218	5,807

Total	$129,127	$201,804

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(4)	In 2002, the Board of Directors approved to provide guarantee with a ceiling of USD$154,000 in total for BVI, its subsidiaries and its equity investee, Biomorphic, for debts and derivative financial instrument transactions. The USD$4,000 guarantee for Biomorphic expired at July 14, 2003. In addition, on April 28, 2003, the Board approved a NT$100,000 guarantee for letters of credit issued to MX(HK). The summary was listed as follows:

Related parties	2004.12.31		2003.12.31
Wedgewood	US$	82,000	US$	95,000
BVI		31,600		31,600

Subtotal	US$	113,600	US$	126,600

MX(HK)	NT$100,000		NT$100,000

6.	Assets Pledged as Collaterals

The Company pledged its assets for the security to foreign labor employment, customs clearance deposits, deposits for executing technology agreement with government, guarantees for investees, deposit for land leases, capital leases and long-term loans. Assets pledged as collaterals were as follows:

Account	2004.12.31	2003.12.31
Restricted cash-current	$2,108,219	$1,145,709
Restricted cash-non-current	—	254,775
Property, plant and equipment	15,644,550	15,882,664

Total	$17,752,769	$17,283,148

7.	Commitments and Contingencies

As of December 31, 2004, the Company’s commitments and contingencies excluded in the financial statements were as follows:

(a)	Letters of credit issued for future deliveries of equipment amounted to NT$285,468.

(b)	The Company’s significant construction and machinery contracts totaled approximately NT$1,254,661. As of December 31, 2004, the Company has paid NT$1,217,598 pursuant to these contracts.

(c)	The land on which the Company located was leased from the HSP. The lease term is from 1990 to 2022 and is renewable at the Company’s option. The irrevocable lease payments will be NT$72,275 for the next year, NT$352,374 in total for the period from 2006 to 2010 and NT$317,023 in total for the period from 2011 to 2022.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(d)	Certain debt agreements, entered into by the Company with several banks including Chiao Tung Bank, require the Company to issue additional common shares for cash when the Company’s debt to equity ratio is greater than 1.2, or when the Company’s current ratio exceeds 1.0.

(e)	The Company entered into an operating lease agreement of USD$2,608 for R&D software. The lease term is from 2003 to 2006. The lease obligations shall be paid annually in four installments, starting from November 30, 2003 to October 31, 2006. As of December 31, 2004, the Company has paid USD$1,230 pursuant to the agreement. Future irrevocable payments are USD$901 and USD$477 for 2005 and 2006, respectively.

(f)	The license fees for the products license agreements entered into between the Company, A company and B company totaled USD$46,000. As of December 31, 2004, the Company has paid USD$36,000 pursuant to the agreements. Future irrevocable payment in total is USD$10,000.

(g)	The license fee for the products license agreement entered into by the Company and C company totaled USD$2,907. As of December 31, 2004, the Company has paid USD$2,024 pursuant to the agreement. Future running royalties will be charged based on percentage of net sales from licensed products as determined under the agreement. Future irrevocable payment in total is USD$883. No royalties were paid for the year ended December 31, 2004, as licensed products had not been commercialized.

(h)	The Company entered into a technology agreement with D company. As of December 31, 2004, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay USD$24,000 of running royalties. As of December 31, 2004, USD$21,000 has been paid. Future irrevocable payment in total is USD$3,000. Unused running royalties estimated by the Company was NT$616,322, of which NT$146,447 was recorded under prepaid expenses, while NT$469,875 was under deferred charges.

(i)	In 2004, the Company entered into two addendums to the technology agreement stated in (h) above with D company. As of December 31, 2004, the fixed license fees of USD$9,000 in accordance with the addendums have not been paid yet. Nonetheless, the Company has accrued USD$920 of license fees as of December 31, 2004. No running royalties, charged based on percentages of net sales from licensed products as determined under the addendums, were paid for the year ended December 31, 2004 as licensed products had not been commercialized.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(j)	In August 1997, Atmel Corporation (“Atmel”) filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for Motion for Summary Judgement for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA had sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and kept awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s Motion for Summary Judgement of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent were invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s Motion for Summary Judgement against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent. On February 23, 2004, the court revoked both parties’ summary judgments as the evidence was insufficient. However, the court’s explanation of inventorship was in favor of MXA. On April 16, 2004, MXA applied “Renewed Motion for Summary Judgment of Non-infringement” according to the court explanation of the patents’ scope. After Atmel applied the counterplea on May 26, 2004, MXA replied to Atmel’ counterplea on June 18, 2004. On September 9, 2004, Atmel and MXA reached a settlement that both parties agree to withdraw from the issue with no claim of loss reimbursement. The Court dismissed the case accordingly.

(j)	On April 1, 2002, certain shareholders of Tower Semiconductor Ltd. (“Tower”) filed a lawsuit in U.S., naming Tower, several shareholders (including the Company), and Board members (including Miin Wu, one of the Board member and the President of the Company) as defendants, alleging the defendants for violation of U.S. Securities Exchange Act of 1934 Section 14(a), Section 20(a) and Rule 14a-9. The Court overruled the alleging in August 19, 2004. One of the shareholders has further appealed. The Company believes it has meritorious defense to the case.

8.	Significant Disaster Losses

No significant disasters occurred during the year.

9.	Significant Subsequent Events

a.	USD$6,400 of ECBV has been redeemed from the open market upon bond holders’ request from January 1, 2005 to February 10, 2005.

b.	On January 28, 2005, 4,428,500 units of stock options with the exercise price at NT$7.05 have been issued.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

10.	Financial Instruments

(1)	Derivative instruments:

	2004.12.31		2003.12.31
	Contract amount or	Credit	Contract amount or	Credit
Financial Instrument	Notional amount	risk	Notional amount	Risk
Options purchase for hedging purpose	—	—	USD15,000	—
	—	—	JPY1,597,500	—
Option written for trading purpose	USD1,500		USD22,500	—
	NTD47,700	—	JPY2,396,250	—
Forward	USD6,000	—	—	—

a.	Credit risks represent forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of the balance sheet date. If the credit risks were positive and the transaction party breached the contract, the Company would incur a loss. However, the possibility of incurring a loss is remote since the Company’s counter parties are reputable.

b.	Market value risks:

Market value risks are insignificant due to the hedging purpose of the forward exchange contracts, option contracts and cross currency swaps. The gains or losses from fluctuations of interest and exchange rates will be offset by the gains or losses from the underlying assets and liabilities denominated in foreign currencies. In addition, market value risk in the structured deposits contracts and option written contracts shall be considered low because the range of foreign exchange rates is fixed.

c.	Liquidity risks:

No significant cash flow risks are expected as the exchange rates on the forward contracts are fixed. The Company expects insignificant liquidity risk from structured deposits as the Company has and expects to have sufficient Japanese Yen and US dollar assets to meet the cash requirement.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

d.	Types of derivative financial instruments, purposes of holding the derivative financial instruments and the strategies for achieving the hedging purpose were as follows:

The Company’s derivative financial instruments are entered into for hedging and trading purposes. The purposes of forward exchange contracts, option contracts and cross currency swaps for hedging purpose were to hedge exchange rate risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategies were to mitigate into market price risks. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically. In addition, the primary purposes of holding structured deposit contracts are to earn higher interest revenue within a fixed range of foreign exchange rates, while premium received from written option contracts is offset by that paid for purchased option contracts.

e.	Presentation of derivative financial instruments:

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis if right of offset exists. As of December 31,2004, the balance was as follows:

Contract Receivable
Forward contracts receivable	$192,398
Forward contracts payable	(190,260)
Premium	304

Forward contracts receivable (payable)-net	$2,442

(i)	The net balance of forward contracts was included under other receivables.

(ii)	Foreign exchange gains (losses) from derivatives for the years ended December 31, 2004 and 2003 amounted to NT$(13,442) and NT$236, respectively. Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

(3)	Fair value of financial instruments:

	2004.12.31		2003.12.31
	Carrying	Fair	Carrying	Fair
Non-derivatives	Value	Value	Value	Value
Assets
Cash, cash equivalents and restricted cash	$11,816,627	$11,816,627	$11,259,756	$11,259,756
Notes and accounts receivable (including receivables from related parties)	2,483,874	2,483,874	2,853,718	2,853,718
Other receivables	210,799	210,799	205,503	205,503
Long-term investments-market value unavailable	3,851,158	3,851,158	4,021,545	4,021,545
Long-term investments-market value available	54,067	286,880	113,884	480,943

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

	2004.12.31		2003.12.31
	Carrying	Fair	Carrying	Fair
Non-derivatives	Value	Value	Value	Value
Liabilities
Short-term debts	1,042,282	1,042,282	814,649	814,649
Short-term notes	99,924	99,924	—	—
Payables	3,802,408	3,802,408	4,474,850	4,474,850
Long-term debts (including current portion) -with variable interest rates	9,072,414	9,072,414	8,831,533	8,831,533
Capital lease obligations (including current portion)	303,446	300,944	958,517	937,931
Bond payable (including current portion)	3,000,000	3,033,097	3,000,000	3,107,345
Debentures	437,093	444,848	10,027,544	10,123,560

Derivatives
Hedging:
(1) Asset
Forward	—	1,477	—	—
(2) Liabilities
Options written for hedging purpose	—	(165)	—	(7,391)
Options purchased for hedging purpose	—	—	—	2,552

The methods and assumptions used to estimate the fair value of derivative financial instruments were as follows:

(1)	The fair value of the Company’s short-term financial instruments was based on the book value of those instruments at the reporting date due to their short maturities. This method was applied to cash and cash equivalents, restricted cash, receivables, payable, short-term debts and short-term notes.

(2)	The fair value of the Company’s marketable securities was based on the market prices at the reporting date if the market prices were available. The fair value of the Company’s marketable securities is based on financial data or any other information if market prices were not available.

(3)	The fair value of the Company’s long-term debts including current portion bearing variable interest rates was estimated using the book value of the debt at the reporting date.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

(4)	The fair values of bonds payable and debentures were based on the market prices at the reporting date. The fair value of capital lease obligations was estimated using the discounted cash flow method based on the Company’s borrowing rates for similar types of borrowings.

(5)	The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) was assumed to be based on the amount that the Company was entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

11.	Segment Information

a.	Major customers:

Sales to customers representing over 10% of gross sales were as follows:

	For the year ended December 31,
	2004		2003
Customer	NT$	%	NT$	%
A	$5,565,468	24.13%	$4,458,538	25.12%
B	1,376,011	5.97%	2,010,204	11.33%
C	292,239	1.27%	1,804,416	10.17%

Total	$7,233,718	31.37%	$8,273,158	46.62%

b.	Export sales:

The Company’s export sales amounted to NT$15,966,039 and NT$13,623,200, representing 69.57% and 78.32% of net sales for the years ended December 31, 2004 and 2003, respectively.

c.	Geographic data:

The Company has no significant foreign operations.

d.	Industry data:

The Company operates primarily in one industry segment, which being designing, manufacturing and supplying of integrated circuits and memory chips.

12.	Certain accounts in the financial statements of the Company as of December 31, 2003 have been reclassified to conform to the presentation of the current period.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: May 31, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center